Mail Stop 3561

March 18, 2008

Via US Mail and Facsimile

Mr. James D. Constantine
Executive Vice President of Finance
and Chief Financial Officer
CSK Auto Corporation
645 E. Missouri Avenue, Suite 400
Phoenix, AZ 85012

   Re: **CSK Auto Corporation**
      Form 10-K for the fiscal year ended February 4, 2007
      Forms 10-Q for fiscal quarters ended May 6, 2007, August 5, 2007
      and November 4, 2007
      File No. 001-13927

Dear Mr. Constantine:

   We have completed our review of your Form 10-K and related filings and have no further comments at this time.

          Sincerely,

          Michael Moran
          Branch Chief